Issuer Free Writing Prospectus Dated June 17, 2011

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated June 16, 2011

Relating to Registration No. 333-169012

Merit Medical Systems, Inc.

4,800,000 Shares of Common Stock

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus supplement dated June 16, 2011 (the “Prospectus Supplement”). The following information supplements and updates the information contained in the Prospectus Supplement.

Issuer:	Merit Medical Systems, Inc.

NASDAQ Symbol:	MMSI

Common Stock Offered By the Issuer:	4,800,000 shares

Underwriter’s Over-Allotment Option:	30-day option to purchase up to 720,000 additional shares of Common Stock to cover over-allotments, if any

Price to the Public:	$16.75

Gross Proceeds:	$80,400,000 (not including the Underwriter’s 15% over-allotment option)

Net Proceeds:	Approximately $76.1 million, after deducting underwriting discounts and commissions and estimated offering expenses

Use of Proceeds:

Merit Medical Systems, Inc., intends to use the net proceeds from this offering to repay approximately $25 million of indebtedness under its unsecured credit agreement, to expand its manufacturing facilities, for potential strategic acquisitions and for general corporate purposes

Trade Date:	June 17, 2011

Closing Date:	June 22, 2011

CUSIP:	589889104

Underwriter:	Piper Jaffray & Co.

Lock-Up Provisions:	The Company, its executive officers and directors have entered into 90-day lock-up agreements with the underwriter

Eligibility:	No eligibility restrictions in the United States

Merit Medical Systems, Inc. filed a registration statement (including a base prospectus and a preliminary prospectus supplement thereto) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the base prospectus and the preliminary prospectus supplement thereto in that registration statement (including the documents incorporated by reference therein) and other documents Merit Medical Systems, Inc. filed with the SEC for more complete information about Merit Medical Systems, Inc. and this offering.  You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov.  Alternatively, a written prospectus and accompanying preliminary prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.